                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of June, 2001
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                                  AMVESCAP PLC
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                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                   (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F [X]            Form 40-F  [ ]
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[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes  [ ]                 No  [X]
                         -----                   -----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-   N/A
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Description of document filed:  AMVESCAP GLOBAL STOCK PLAN TRANSFERRED 1,385
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                                ORDINARY SHARES
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AMVESCAP PLC
267092
IMMEDIATE RELEASE  21 JUNE 2001
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3652





In accordance with Chapter 16.13 of the Listing Rules, notification is hereby given that:-

On the 20 June 2001, the Trustee of the AMVESCAP Global Stock Plan ("the Plan") transferred 1,385 ordinary shares to a beneficiary of the Plan. The Company was notified of this transaction on 20 June 2001.

Shares held by the Trust are used in connection with the AMVESCAP Global Stock Plan, which is established to provide deferred share incentive arrangements to selected employees of the AMVESCAP group of companies world-wide. The Directors of the Company are deemed to be considered interested in all of the Shares held by the Trustees.







21 JUNE 2001.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
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                                                 (Registrant)

Date  21 June, 2001                        By  /s/ ANGELA TULLY
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                                                   (Signature)

                                              Angela Tully
                                              Assistant Company Secretary